EXHIBIT 99.1
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock code: 2628)
IMPORTANT
The Company and all members of its Board of Directors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
Announcement on Resolutions of the Eleventh Meeting of the Third
Session of the Board of Directors of
China Life Insurance Company Limited (the “Company”)
The eleventh meeting (the “Meeting”) of the third session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on March 22, 2011 at the conference room located at A16 of China Life Plaza. The directors were notified of the Meeting by way of a written notice dated March 8, 2011. Ten of the eleven directors of the Company, who were Yang Chao, Chairman and executive director of the Company, Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company, Miao Jianmin, Shi Guoqing and Zhuang Zuojin, non-executive directors of the Company, Sun Changji, Bruce D. Moore and Anthony Francis Neoh, independent directors of the Company, participated in the Meeting in person; Ma Yongwei, independent director of the Company, was on leave and authorized in writing, Sun Changji, independent director of the Company to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Directors of the Company.
The Meeting was presided over by Chairman Mr. Yang Chao. The directors who participated in the Meeting passed the following resolutions after sufficient review and discussion:
1. Passed the Proposal on the Annual Financial Reports for the year ended December 31, 2010 (the “2010 Annual Financial Reports”)
After review and discussion, the Meeting passed the 2010 Annual Financial Reports, which include the 2010 Annual Financial Statements prepared in accordance with PRC GAAP, the 2010 Financial Statements prepared in accordance with IFRS, the 2010 Report on Participating Insurance Products, the 2010 Report on Balance Sheet of Foreign Currency Assets, the 2010 Report on Capital Holding by Controlling Shareholders and Other Related Parties, and the 2010 Financial Highlights.

Voting result: 11 for, 0 against, with no abstention
2. Passed the H Share Annual Report and A Share Annual Report for the year ended December 31, 2010
After review and discussion, the Board passed the H Share Annual Report and A Share Annual Report for the year ended December 31, 2010, including Financial Highlights, Management Discussion and Analysis, Report of Corporate Governance, Report of Board of Directors, Report on Significant Matters, Financial Report and Embedded Value, Summary of A Share Annual Report, Announcement on H Share Performance Results and other related matters.
Voting result: 11 for, 0 against, with no abstention
3. Passed the Proposal on the Profit Allocation for the Year of 2010
In accordance with applicable PRC laws, the Company shall withhold 10% of the realized net profit for the year ended December 31, 2010 as statutory reserves amounting to RMB 3,368 million and general risk reserves amounting to RMB 3,368 million, respectively. After the withholding of statutory reserves and general risk reserves, the Company may withhold discretionary surplus reserve. The Board will submit the proposal on the following matters to the Annual Shareholders’ Meeting for approval: after the appropriation of RMB3,368 million to its discretionary surplus reserve fund (being 10% of its net profit for 2010 under China Accounting Standards for Business Enterprises), based on a total of 28,264,705,000 shares in issue, the Company proposes to pay a cash dividend of RMB0.40 per share (inclusive of tax), totaling approximately RMB11,306 million, to all shareholders of the Company.
Voting result: 11 for, 0 against, with no abstention
4. Passed the Proposal on 2010 Financial Report on Solvency and Self-assessment Report on Solvency Management in 2010
Voting result: 11 for, 0 against, with no abstention
5. Passed the Proposal on the Annual Audit Fees for the Year of 2010 and Engagement of Auditor for the Year of 2011
The Board approved that audit fees to be paid to the accounting firm for 2010 is RMB 63.9 million and agreed to continue to engage PricewaterhouseCoopers as its domestic auditor (under PRC GAAP) and PricewaterhouseCoopers HK as its international auditor (under IFRS) for the year of 2011. The Board will submit this proposal to the Annual Shareholders’ Meeting for approval.
Voting result: 11 for, 0 against, with no abstention
6. Passed the Proposal on the Compensation for Directors and Supervisors to Be Submitted to the Annual Shareholders’ Meeting for approval
Independent directors gave their independent opinions and agreed on this proposal.
Voting result: 11 for, 0 against, with no abstention

7. Passed the Proposal on the Compensation for the Senior Management to the Board to Be Submitted to the Annual Shareholders’ Meeting for approval
Independent directors provided their independent opinions and agreed on this proposal.
Voting result: 11 for, 0 against, with no abstention
8. Passed the Proposal on the Establishment of China Life Insurance Agency Company Limited
Voting result: 11 for, 0 against, with no abstention
9. Passed the Proposal on the Authorization with Regard to the Infrastructure Bond Investment Plans
Voting result: 11 for, 0 against, with no abstention
10. Passed the Proposal on Engagement in Interest Rate Swaps Business
Voting result: 11 for, 0 against, with no abstention
11. Passed the 2010 Social Responsibility Report
The Board agreed to disclose the 2010 Social Responsibility Report by incorporating it into the Annual Report for the Year of 2010 as an appendix.
Voting result: 11 for, 0 against, with no abstention
12. Passed the Proposal on the Continued Donations to the China Life Charity Fund to Be Submitted to the Annual Shareholders’ Meeting for approval
Voting result: 11 for, 0 against, with no abstention
13. Passed the Report on the Performance of Independent Directors in 2010
Voting result: 11 for, 0 against, with no abstention
14. Passed the Proposal on Convening the 2010 Annual Shareholders’ Meeting, the notice of which will be published separately
Voting result: 11 for, 0 against, with no abstention
15. Passed the Proposal on the Amendment to the AOA
The Board agreed to submit the Amendment to the AOA to the Annual Shareholders’ Meeting for approval and to request the Annual Shareholders’ Meeting to authorize the Chairman or the Chairman’s authorized representative to, during the period when the Company is applying for approval for such amendment, make revisions he deems necessary and proper to such amendment as required by relevant regulatory bodies and stock exchanges at the places where the Company is listed.
Please visit the website of Shanghai Stock Exchange (http://www.sse.com.cn) for contents of the Amendment to the AOA.
Voting result: 11 for, 0 against, with no abstention

16. Passed the Report on Related Party Transactions of the Year of 2010 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2010
Voting result: 11 for, 0 against, with no abstention
17. Passed the Proposal on the 2010 Assessment Report on Internal Control of the Company (A Share)
The Board agreed to disclose the 2010 Assessment Report on Internal Control of the Company (A Share) by incorporating it into the Annual Report for the Year of 2010 as an appendix. The Company engaged PricewaterhouseCoopers to review the internal control over the financial reporting of the Company, and received from PricewaterhouseCoopers an unqualified opinion on the efficiency of the internal control over the financial reporting dated December 31, 2010.
Voting result: 11 for, 0 against, with no abstention
18. Passed the Self-assessment Report on Internal Control in 2010
Voting result: 11 for, 0 against, with no abstention
19. Passed the Proposal on the Implementation Scheme of Corporate Internal Control System
Voting result: 11 for, 0 against, with no abstention
20. Passed the Proposal on the Review of the Internal Audit Work of the Company
Voting result: 11 for, 0 against, with no abstention
21. Passed the Proposal on Engagement in Equity Investment Business
Voting result: 11 for, 0 against, with no abstention
(Proposals under the aforesaid Items 1, 3, 5, 6, 12, 15 and the report of the Board are required to be submitted to the 2010 Annual Shareholders’ Meeting of the Company for discussion and review. At the same time, independent directors will give a performance report at the Shareholders’ Meeting, and the Board will report to the Shareholders’ Meeting on the related party transactions and implementation of rules on the management of the related party transactions. Please see materials for the 2010 Annual Shareholders’ Meeting, which will be published separately, for detailed information on such proposals.)
Board of Directors of China Life Insurance Company Limited
March 22, 2011

Appendix 1:
Proposal on the Amendments to the AOA
1. Paragraph 2 of Article 1 of the AOA
Original clause:
The Company was established by way of promotion with China Life Insurance Company as the sole promoter, and with the approval of China Insurance Regulatory Commission (the “CIRC”), as evidenced by the approving document Bao Jian Fu [2003] No.115 of 2003. It is registered with, and has obtained a business license from, the State Administrative Bureau for Industry and Commerce on June 30, 2003. The Company’s business license number is 1000001003796.
Reason to amend:
A new business license was issued to the Company by the State Administration Bureau for Industry and Commerce due to change of the Company’s registered address in 2010. The State Administration Bureau for Industry and Commerce also changed the Company’s business license number from 1000001003796 to 100000000037965 in accordance with the Rules for Preparation of Industry and Commerce Registration Numbers. Therefore, the Company’s business license number in this paragraph shall be revised accordingly.
Revised clause:
The Company was established by way of promotion with China Life Insurance Company as the sole promoter, and with the approval of China Insurance Regulatory Commission (the “CIRC”), as evidenced by the approving document Bao Jian Fu [2003] No.115 of 2003. It is registered with, and has obtained a business license from, the State Administrative Bureau for Industry and Commerce on June 30, 2003. The Company’s business license number is 100000000037965.
2. Paragraph 4 of Article 10 of the AOA
Original clause:
Subject to compliance with the laws and administrative regulations of the People’s Republic of China (the “PRC”), the Company has the power to raise and borrow money, which power includes (without limitation) the borrowing of money, the issuance of debentures, the charging or mortgaging of part or all of the Company’s interests, and to provide guarantees for the debts of any third party (including but not limited to its subsidiaries or associated companies) under various circumstances.
Reason to amend:
In principle, external guarantees by insurance companies are prohibited in accordance with the Circular on Matters Relevant to Regulating the Provision of Guarantees to External Parties by Insurance Institutions issued by the CIRC. The Company may only provide the following two types of external guarantees: (1) guarantees provided during litigations; (2) guarantees provided for subsidiaries. Therefore, this paragraph shall be amended in order to comply with regulatory regulations.
Revised Clause:
Subject to compliance with the laws and administrative regulations of the People’s Republic of China (the “PRC”), the Company has the power to raise and borrow money, which power includes (without limitation) the borrowing of money, the issuance of debentures, the charging or mortgaging of part or all of the Company’s interests and, subject to compliance with regulatory requirements, to provide external guarantees on any litigation arising from its ordinary business operation and management and/or on any debts of its subsidiaries.

3. Article 61 of the AOA
Original clause:
Any of the following external guarantees of the Company shall be reviewed and approved by the shareholders’ general meeting:
(1)	any provision of guarantee by the Company or its controlled subsidiaries made after the total amount of external guarantees have exceeded 50% of the latest audited net assets;

(2)	provision of guarantee by the Company made after the total amount of external guarantees have exceeded 30% of the latest audited total assets;

(3)	provision of guarantee to anyone whose liabilities-to-asset ratio exceeds 70%;

(4)	provision of a single guarantee, amount of which exceeds 10% of the latest audited net assets; or

(5)	provision of guarantee to any of the shareholders, effective controlling person or their affiliates.
Reason to amend:
In principle, external guarantees by insurance companies are prohibited in accordance with the Circular on Matters Relevant to Regulating the Provision of Guarantees to External Parties by Insurance Institutions issued by the CIRC. The Company may only provide the following two types of external guarantees: (1) guarantees provided during litigations; (2) guarantees provided for subsidiaries. Article 24 of the Measures for the Administration of Insurance Group Companies (Trial Implementation) issued by the CIRC further provides that the provision of external guarantees by an insurance group company or a subsidiary thereof shall be subject to the review and approval of the shareholders’ general meeting of the company at the level in question. The balance of the external guarantees provided by an insurance group company or a subsidiary thereof may not exceed 10% of its net assets. Therefore, this article shall be amended in order to comply with regulatory regulations.
Revised Clause:
Any external guarantee to be provided by the Company shall be reviewed and approved by the Shareholders’ general meeting.
Any balance of external guarantee to be provided by the Company shall not exceed 10% of its latest audited net assets.
4. Subparagraph 8 of paragraph 1 of Article 184 of the AOA
Original clause:
The Board of Directors is accountable to the shareholders’ general meeting and exercises the following functions and powers:
... ...
(8) to determine, to the extent authorized by the shareholders’ general meeting, on such matters as the external investments, purchase or sale of assets, charge on assets, external guarantees, entrusted banking, connected transactions and other matters of the Company;
... ...
Reason to amend:
Article 24 of the Measures for the Administration of Insurance Group Companies (Trial Implementation) issued by the CIRC provides that the provision of external guarantees by an insurance group company or a subsidiary thereof shall be subject to the review and approval of the shareholders’ general meeting of the company at the level in question. Therefore, the Board of Directors’ function and power to determine “external guarantees” matters of the Company shall be deleted from this Article in order to comply with regulatory regulations.

Revised Clause:
The Board of Directors is accountable to the shareholders’ general meeting and exercises the following functions and powers:
... ...
(8) to determine, to the extent authorized by the shareholders’ general meeting, on such matters as the external investments, purchase or sale of assets, charge on assets, entrusted banking, connected transactions and other matters of the Company;
5. Article 190 of the AOA
Original clause:
The Company shall not directly or indirectly make a loan to or provide a guarantee in connection with the making of a loan to a director, supervisor, president, vice president, and other senior officer of the Company or of the Company’s holding company or any of their respective associates.
The foregoing shall not apply to the following circumstances:
(1)	the provision by the Company of a loan or guarantee in connection with the making of a loan to its subsidiaries;

(2)
the provision by the Company of a loan or guarantee in connection with the making of a loan or making any other funds available to any of its director, supervisor, president, vice president and other senior officer to meet expenditures incurred or to be incurred by him for the purpose of the Company or for the purpose of enabling him to perform his duties properly in accordance with a service contract approved by the shareholders in a general meeting;

(3)
if the ordinary course of the business of the Company includes the lending of money or the giving of guarantees, the Company may make a loan to or provide a guarantee in connection with the making of a loan to the relevant directors, supervisors, president, vice presidents and other senior officers or their respective associates, provided that they are on normal commercial terms.

Reason to amend:
In principle, external guarantees by insurance companies are prohibited in accordance with the Circular on Matters Relevant to Regulating the Provision of Guarantees to External Parties by Insurance Institutions issued by the CIRC. The Company may only provide the following two types of external guarantees: (1) guarantees provided during litigations; (2) guarantees provided for subsidiaries. Therefore, this article shall be amended in order to comply with regulatory regulations.
Revised Clause:
The Company shall not directly or indirectly make a loan to or provide a guarantee in connection with the making of a loan to a director, supervisor, president, vice president, and other senior officer of the Company or of the Company’s holding company or any of their respective associates.
The foregoing shall not apply to the following circumstances:
(1)	the provision by the Company of a loan or guarantee in connection with the making of a loan to its subsidiaries;

(2)
the provision by the Company of a loan or guarantee in connection with the making of a loan or making any other funds available to any of its director, supervisor, president, vice president and other senior officer to meet expenditures incurred or to be incurred by him for the purpose of the Company or for the purpose of enabling him to perform his duties properly in accordance with a service contract approved by the shareholders in a general meeting;

(3)
if the ordinary course of the business of the Company includes the lending of money, the Company may make a loan to the relevant directors, supervisors, president, vice presidents and other senior officers or their respective associates, provided that they are on normal commercial terms.

6. Article 6 of the Rules of Procedures for the Shareholders’ General Meeting in Appendix 1 of the AOA
Original clause:
Any of the following external guarantees of the Company shall be reviewed and approved by the shareholders’ general meeting:
(6)	any provision of guarantee by the Company or its controlled subsidiaries made after the total amount of external guarantees have exceeded 50% of the latest audited net assets;

(7)	provision of guarantee by the Company made after the total amount of external guarantees have exceeded 30% of the latest audited total assets;

(8)	provision of guarantee to anyone whose liabilities-to-asset ratio exceeds 70%;

(9)	provision of a single guarantee, amount of which exceeds 10% of the latest audited net assets; or

(10)	provision of guarantee to any of the shareholders, effective controlling person or their affiliates.
Reason to amend:
In principle, external guarantees by insurance companies are prohibited in accordance with the Circular on Matters Relevant to Regulating the Provision of Guarantees to External Parties by Insurance Institutions issued by the CIRC. The Company may only provide the following two types of external guarantees: (1) guarantees provided during litigations; (2) guarantees provided for subsidiaries. Article 24 of the Measures for the Administration of Insurance Group Companies (Trial Implementation) issued by the CIRC further provides that the provision of external guarantees by an insurance group company or a subsidiary thereof shall be subject to the review and approval of the shareholders’ general meeting of the company at the level in question. The balance of the external guarantees provided by an insurance group company or a subsidiary thereof may not exceed 10% of its net assets. Therefore, this article shall be amended in order to comply with regulatory regulations.
Revised Clause:
Any external guarantee to be provided by the Company shall be reviewed and approved by the Shareholders’ general meeting.
Any balance of external guarantee to be provided by the Company shall not exceed 10% of its latest audited net assets.
7. Item 4 of subparagraph 4 of paragraph 2 of Article 6 of the Rules of Procedures for the Board of Directors in Appendix 2 of the AOA
Original clause:
The functions and powers of the Board of Directors with respect to financial control of the Company include:
... ...
(2) To consider and approve the following matters without submitting to the shareholders’ general meeting for approval:
... ...
4. With the approval of over two-thirds of all directors, the Board of Directors may exercise the following rights in accordance with laws:

(1)	a single investment in equity the amount of which is below 10% of the Company’s latest audited net asset value;

(2)	a single loan the amount of which is less than 10% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 70% after such financing;

(3)	mortgage or pledge of assets the cumulative outstanding amount of which does not reach 30% of the Company’s latest audited total assets;

(4)	external guarantees of less than 3% of the Company’s latest audited net asset value for a single guarantee and less than 10% of such value for the cumulative amount of such guarantees;

(5)
the limitation set our in (1) to (3) above (including the ratios) do not include operational activities such as investment, borrowing and mortgaging and pledging of assets such authorities are for the purpose of utilizing insurance funds; the above matters involving disposal of assets (including acquisition, disposal and swap) or connected transactions are to be conducted in accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

... ...
Reason to amend:
Article 24 of the Measures for the Administration of Insurance Group Companies (Trial Implementation) issued by the CIRC provides that the provision of external guarantees by an insurance group company or a subsidiary thereof shall be subject to the review and approval of the shareholders’ general meeting of the company at the level in question. Therefore, the Board of Directors’ function and power to determine “external guarantees” matters of the Company shall be deleted from this item in order to comply with regulatory regulations.
Revised Clause:
The functions and powers of the Board of Directors with respect to financial control of the Company include:
... ...
(2) To consider and approve the following matters without submitting to the shareholders’ general meeting for approval:
... ...
4. With the approval of over two-thirds of all directors, the Board of Directors may exercise the following rights in accordance with laws:
(1)	a single investment in equity the amount of which is below 10% of the Company’s latest audited net asset value;

(2)	a single loan the amount of which is less than 10% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 70% after such financing;

(3)	mortgage or pledge of assets the cumulative outstanding amount of which does not reach 30% of the Company’s latest audited total assets;

(4)
the limitation set our in (1) to (3) above (including the ratios) do not include operational activities such as investment, borrowing and mortgaging and pledging of assets such authorities are for the purpose of utilizing insurance funds; the above matters involving disposal of assets (including acquisition, disposal and swap) or connected transactions are to be conducted in accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

... ...